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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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09057080

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 34889

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2008 (MM/DD/YY) AND ENDING 12/31/2008 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Maine Securities Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

15 Monument Square

(No. and Street)

Portland	ME	04101
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Bradley C. McCurtain 207.775.0800

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Blake Hurley McCallum & Conley, LLC

(Name – *if individual, state last, first, middle name*)

344 Main ST	Westbrook	ME	04092
(Address)	(City)	(State)	(Zip Code)

SEC Mail Processing Section
FEB 27 2009
Washington, DC
111

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, Bradley C. McCurtain, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Maine Securities Corporation 15 Monument SQ, Portland, ME, as of December 31, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Such personal accounts on which I am identified as owner and/or beneficiary and which are carried by our firm.

Bradly C McCurtain
Signature

President
Title

Tami R D Blake
Notary Public
Tami R D Blake
Commission Expires 5/11/2014

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Blake Hurley McCallum & Conley, LLC · Certified Public Accountants
344 Main Street, Westbrook, Maine 04092 (207) 854-2115/Fax 854-2118

INDEPENDENT AUDITORS' REPORT

To the Stockholder
Maine Securities Corporation

We have audited the accompanying statements of financial condition of Maine Securities Corporation as of December 31, 2008 and 2007 and the related statements of operations and retained earnings (accumulated deficit) and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Maine Securities Corporation as of December 31, 2008 and 2007, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information included in Schedules I, II, and III, is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Blake Hurley McCallum & Conley, LLC

Westbrook, Maine
February 26, 2009

MAINE SECURITIES CORPORATION

Statements of Financial Condition

December 31, 2008 and 2007

ASSETS

	2008	2007
Cash and cash equivalents		
Cash	$ 5	$ 13
Money market accounts	108,075	125,561
	108,080	125,574
Deposit with clearing organization	25,008	25,083
Marketable securities owned, at market value	160,612	313,685
Commissions and other receivables	213	948
Prepaid expenses	4,098	5,210
Receivable from related party	-	2,519
	4,311	8,677
Equipment		
Office equipment and furniture	21,452	20,086
Less accumulated depreciation	(18,534)	(17,318)
	2,918	2,768
Deferred tax asset	43,300	32,400
	$ 344,229	$ 508,187

LIABILITIES AND STOCKHOLDER'S EQUITY

	2008	2007
Accounts payable and accrued expenses	$ 8,344	$ 8,820
Due to sole stockholder	76,234	94,542
Deferred tax liability	500	34,300
Total liabilities	85,078	137,662
Stockholder's equity		
Common stock, of $1 par value, authorized 100,000 shares, issued 100 shares	100	100
Additional paid-in capital	339,553	339,553
Retained earnings (Accumulated deficit)	(80,502)	30,872
Total stockholder's equity	259,151	370,525
	$ 344,229	$ 508,187

The accompanying notes are an integral part of these financial statements.

MAINE SECURITIES CORPORATION

Statements of Operations and Retained Earnings (Accumulated Deficit)

Years Ended December 31, 2008 and 2007

	2008	2007
Revenues		
Commissions and other revenue	**$ 94,313**	$ 129,657
Change in net unrealized gains (losses) on securities owned	**(144,050)**	51,893
Realized gains (losses) on sales of securities owned	**1,187**	1,998
Management fee income	**-**	7,944
Interest and dividend income	**7,535**	13,637
Miscellaneous income	**246**	35,055
Total revenues	**(40,769)**	240,184
Expenses		
Salaries and employee benefits	**54,908**	55,315
Office and development expenses	**37,736**	44,154
Commission expense	**8,220**	6,116
Professional and regulatory fees	**13,225**	12,313
Depreciation expense	**1,216**	1,763
Total expenses	**115,305**	119,661
Income (loss) before income taxes	**(156,074)**	120,523
Income tax expense (benefit)	**(44,700)**	1,900
Net income (loss)	**(111,374)**	118,623
Accumulated deficit, beginning of year	**30,872**	(87,751)
Retained earnings (Accumulated deficit), end of year	**$ (80,502)**	$ 30,872

The accompanying notes are an integral part of these financial statements.

MAINE SECURITIES CORPORATION

Statements of Cash Flows

Years Ended December 31, 2008 and 2007

	2008	2007
Cash flows from operating activities		
Net income (loss)	**$(111,374)**	$ 118,623
Adjustments to reconcile net loss to net cash (used) provided by operating activities		
Depreciation expense	**1,216**	1,763
Net change (gains) losses in securities owned	**144,050**	(51,893)
Realized (gains) losses on securities owned	**(1,187)**	(1,998)
Net change in deferred taxes	**(44,700)**	1,900
Decrease (increase) in deposit with clearing organization	**75**	10
Decrease (increase) in commissions and other receivables	**735**	3,218
Increase in prepaid expenses	**1,112**	(857)
Decrease (increase) in receivable from related party	**2,519**	3,037
Increase in accounts payable and accrued expenses	**(476)**	367
Decrease in due to sole stockholder	**(18,308)**	(60,282)
Net cash (used) provided by operating activities	**(26,338)**	13,888
Cash flows from investing activities		
Purchases of office equipment and furniture	**(1,366)**	(560)
Purchases of securities owned	**(18,250)**	(54,706)
Proceeds from sales of securities owned	**28,460**	72,738
Net cash provided by financing activities	**8,844**	17,472
Net increase (decrease) in cash and cash equivalents	**(17,494)**	31,360
Cash and cash equivalents, beginning of year	**125,574**	94,214
Cash and cash equivalents, end of year	**$ 108,080**	$ 125,574

Supplemental information

There were no cash payments for income taxes during the years presented.

The accompanying notes are an integral part of these financial statements.

Nature of Operations

The Company is a Maine corporation formed for the purpose of acting as a full service investment securities broker/dealer and syndication firm as a member of the Financial Industry regulatory Authority (FINRA). The Company also does business as a Registered Investment Advisor and also as a licensed Life and Health insurance agency. The activities of all these operations are included in these financial statements.

The Company introduces customers to independent clearing brokers on a fully disclosed basis. Those customer accounts are held and maintained by the clearing broker. The Company also submits many of its mutual fund accounts directly to the funds on an "application way" basis. In such instances those accounts are held by the respective mutual fund companies. From time to time the Company also raises capital for local businesses through private placements. Customers of the Company's private placements usually are not introduced to the clearing firm.

1. Summary of Significant Accounting Policies

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company maintains cash in money market accounts. These amounts are not insured. The Company has not experienced any losses in such accounts. The Company believes it is not exposed to any significant risk on cash and cash equivalents. All liquid investments with an original maturity of three months or less are considered cash equivalents.

Securities Owned

Securities owned consist of marketable securities. Marketable securities consist of equity securities and mutual funds, which are carried at market value. At December 31, 2008 and 2007, equity securities and mutual funds with a cost of $186,632 and $195,647, respectively, comprised the marketable securities account.

1. Summary of Significant Accounting Policies (Concluded)

Equipment

Office equipment and furniture is depreciated using the straight-line method over the estimated useful lives of five years.

Income Taxes

Deferred income tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

2. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital of $50,000 and a ratio of aggregate indebtedness to net capital, as defined, not to exceed 15 to 1. At December 31, 2008, the Company's ratio of aggregate indebtedness was 1.01 to 1 and its net capital, required net capital and excess net capital as defined by Rule 15c3-1 were as follows:

Net capital	$ 169,621
Required net capital	50,000
Excess net capital	$ 119,621

3. Fair Value of Financial Instruments

The financial instruments of the Company are reported in the statements of financial condition at market or fair values, or at carrying amounts that approximates fair values because of short maturity of the instruments.

4. Income Taxes

Income tax expense (benefit) in 2008 and 2007 differs from amounts computed by applying the Federal statutory rates to loss before income taxes for the following reasons:

	2008	2007
Tax expense (benefit) at statutory rates	**$ (62,300)**	$ 48,200
Effect of graduated tax rates	**6,900**	(14,000)
Effect of permanent differences	**1,700**	(900)
Change in the valuation allowance for deferred tax assets	**-**	(25,400)
State income taxes, net of federal income tax benefit	**9,000**	(6,000)
	$ (44,700)	$ 1,900

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at December 31, 2008 and 2007 are as follows:

	2008	2007
Deferred tax assets		
Federal net operating loss carryforward	**$ 24,000**	$ 21,700
State net operating loss carryforward	**6,000**	4,600
Investment securities bases difference	**7,700**	-
Other	**5,600**	6,100
Net deferred tax assets	**43,300**	32,400
Deferred tax liabilities		
Furniture and equipment	**(500)**	(400)
Investment securities bases difference	**-**	(33,900)
Total gross deferred tax liabilities	**(500)**	(34,300)
Net deferred tax asset (liability)	**$ 42,800**	$ (1,900)

3. Income Taxes (Concluded)

Management believes it is more likely than not that the net deferred tax assets will be realized through taxable income generated in future years or by off-setting deferred tax liabilities.

At December 31, 2008, the Company has available approximately $103,000 in net operating loss carry forwards for tax purposes which expire at various dates from 2021 through 2028.

5. Related Party Activities

The Company formed and organized the MSC 97 Blue Chip Dividend Fund, LLC (the Fund) and acted as the Fund's manager. This was a special purpose investment fund. The Company was compensated for acting as the Fund's manager by earning a management fee. The management fee is equal to 1.25% of the market value of the Fund's assets during the calendar year and is calculated quarterly. The Company has recorded management fee income of $-0- and $7,944 in 2008 and 2007, respectively, for providing these services. At December 31, 2008 and 2007, the Company recorded a receivable for any unpaid fees of $-0- and $2,519, respectively. The Fund was liquidated in 2007.

7. Rent

The Company leases its office space from the sole stockholder of the Company. The lease is on a month-to-month basis with no formal agreement. Rent expense under this arrangement was $12,000 in 2008 and 2007.

Schedule I

Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

December 31, 2008

Total stockholder's equity qualified for net capital	$ 259,151
Deduct non allowable assets:	
Interest on deposit with clearing organization	8
Prepaid expenses	4,098
Furniture and equipment	2,918
Deferred tax asset	43,300
Securities haircuts	39,206
Total deductions	89,530
Net capital	$ 169,621

Reconciliation with Company's Computation (Included in Part IIA of Form X-17A-5 as of December 31, 2008)

Net capital per Company's computation in Part IIA (Un-audited) Focus Report	$ 139,319
Routine audit adjustments	19,781
Differences in securities haircuts	3
Differences in non allowable assets	10,518
Net capital per above	$ 169,621

Schedule II

Computation for Determination of Reserve Requirement Pursuant to Rule 15c3-3

December 31, 2008

The provisions of this rule are not applicable to Maine Securities Corporation pursuant to Rule 15c3-3, paragraph (k)(2)(ii). Maine Securities Corporation is an introducing broker/dealer, which neither receives nor holds customer funds or securities and clears all transactions with and for customers on a fully disclosed basis with a clearing broker/dealer.

Schedule III

Information Relating to the Possession or Control Requirements Pursuant to Rule 15c3-3

December 31, 2008

The provisions of this rule are not applicable to Maine Securities Corporation pursuant to Rule 15c3-3, paragraph (k)(2)(ii). Maine Securities Corporation is an introducing broker/dealer, which neither receives nor holds customer funds or securities and clears all transactions with and for customers on a fully disclosed basis with a clearing broker/dealer.

Blake Hurley McCallum & Conley, LLC · Certified Public Accountants
344 Main Street, Westbrook, Maine 04092 (207) 854-2115/Fax (207) 854-2118

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL STRUCTURE

To the Stockholder
Maine Securities Corporation

In planning and performing our audit of the financial statements of Maine Securities Corporation as of and for the year ended December 31, 2008, in accordance with auditing standards generally accepted in the United States of America we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications and comparisons and the recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System,

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

To the Stockholder
Maine Securities Corporation

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. However, we identified the following deficiencies in internal control that we consider to be material weaknesses as defined above. These conditions were considered in determining the nature, timing, and extent of the procedures performed in our audit of the financial statements of Maine Securities Corporation as of and for the year ended December 31, 2008, and this report does not affect our report thereon dated February 26, 2009.

Management estimates certain expenses on a monthly basis and also does not record income tax expense or benefit during the year. These expenses and income taxes are adjusted with the completion of the year end audit. These deficiencies could result in a significant misstatement of the Company's monthly and quarter financial statements and related reports. We recommend that expenses be adjusted to actual and income taxes be recorded on a quarterly basis.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, except for the items mentioned in the paragraph above, were adequate at December 31, 2008 to meet the SEC's objectives.

This report is intended solely for the information and use of management, the Securities and Exchange Commission and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended for and should not be used by anyone other than these specified parties.

Blake Hurley McCallum & Conley, PSC

Westbrook, Maine
February 26, 2009

MAINE SECURITIES CORPORATION

FINANCIAL STATEMENTS
and
SUPPLEMENTARY INFORMATION

December 31, 2008 and 2007

With Independent Auditors' Report